UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

AMBOW EDUCATION HOLDING LTD.

(Name of Issuer)

Class A Ordinary Shares & American Depositary Shares**

(Title of Class of Securities)

02322P101

(CUSIP Number)

China Education Investment Holding Limited

c/o TransAsia Lawyers

Suite 1101 Platinum, 233 Tai Cang Road

Shanghai 200020 PRC

Attn: John R. Porter c/o Helen Sunderland

Tel: +86 10 6505 8188

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 5, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** Each American Depositary Share represents two (2) Class A Ordinary Shares, par value US$0.0001 per share.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Person: China Education Investment Holding Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 501,508,621*

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 501,508,621*

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 501,508,621*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 44.15%**

14.	Type of Reporting Person (See Instructions): CO

* Represents 501,508,621 Class A Ordinary Shares that the Reporting Person may be deemed to beneficially own under Rule 13d-3 pursuant to the terms of a Second Amended and Restated Loan Agreement described in Item 4.

** Assumes partial conversion of the Convertible Loan as described in Item 5.

CUSIP No. 02322P101

Item 1.                          Security and Issuer

This Schedule 13D relates to the Class A Ordinary Shares, par value US$0.0001 (“Class A Shares”) and the American depositary shares (“ADSs”) of Ambow Education Holding Ltd. (the “Issuer”).   The principal executive offices of the Issuer are located at 18th Floor, Building A, Chengjian Plaza, No. 18, BeiTaiPingZhuang Road, Haidian District Beijing 100088 People’s Republic of China.  The ADSs of the Issuer are listed on the New York Stock Exchange.  Each ADS represents two Class A ordinary shares, par value US$0.0001 per share.

Item 2.                          Identity and Background

(a)                                 Name:

This Schedule 13D is being filed by China Education Investment Holding Limited (the “Reporting Person” or “CEIHL”).

(a)                                 Residence or Business Address:

The business address for CEIHL is:

Trinity Chambers, PO Box 4301, Road Town, Tortola, British Virgin Islands

(c)                                  Present Principal Occupation or Employment:

CEIHL is a privately held company organized for the purposes of making investments.

(d)                                 Criminal Convictions:

During the last five years, neither the Reporting Person, or to the best knowledge of the Reporting Person, any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)                                  Civil Proceedings:

During the last five years, neither the Reporting Person, or to the best knowledge of the Reporting Person, any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Citizenship: Not applicable.

Item 3.                          Source and Amount of Funds or Other Consideration

The $30 million paid by CEIHL in connection with the transactions described in Item 4 of this Schedule 13D was funded from the working capital of the Reporting Person.

Item 4 of this Schedule 13D is incorporated herein by reference.

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Item 4.                          Purpose of Transaction

On May 13, 2014, the Grand Court of the Cayman Islands entered an order (the “Order”) dismissing the petition for the winding up of the Issuer and discharging the Joint Provisional Liquidators (the “JPLs”) of the Issuer.  Upon entry of the Order, the Issuer’s restructuring plan (the “Restructuring Plan”) became effective. In connection with the Restructuring Plan, the Second Amended and Restated Loan Agreement (the “Loan Agreement”) between the Issuer, seven of the Issuer’s subsidiaries and the Reporting Person, became effective.

Under the terms of the Loan Agreement, the outstanding US$17 million loan originally borrowed from the International Finance Corporation (the “IFC”) that was indirectly assigned to CEIHL was amended and extended. In addition, an additional US$31million was extended to the Issuer by CEIHL under the Loan Agreement for the payment of other debts and obligations owed by the Issuer to other lenders.  All amounts extended under the Loan Agreement in the aggregate amount of $48million (the “Convertible Loan”) are convertible into 972,782,696 Class A Shares of the Issuer.

In exchange for US$10 million of the Convertible Loan, of which US$5 million was previously funded by Baring Private Equity Asia V Holding (4) Limited (“Baring (4)”) and US$5 million was previously funded by SummitView Investment Fund I, L.P. (“SummitView”), to an account controlled by the JPLs, each of Baring (4) and SummitView, was assigned as of the Effective Date, pursuant to an Assignment and Assumption Agreement (the “Assignment Agreement”), the rights and obligations as lender for $5 million of the Convertible Loan.  Pursuant to the Loan Agreement, each of Baring (4) and SummitView have the right to convert their pro rata portion of the Convertible Loan at any time into Class A Shares.

On September 5, 2014, CEIHL converted US$30 million of the Convertible Loan and became the registered holder of 501,508,621 Class A Ordinary Shares. On that same date, SummitView converted US$5 million of the Convertible Loan and became the registered holder of 83,584,770 Class A Ordinary Shares.

The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Loan Agreement and the Restructuring Agreement, copies of which are filed as Exhibit 7.01 and 7.02 respectively and which are incorporated herein by reference in their entirety.

Item 5.                          Interest in Securities of the Issuer

(a)                                 Aggregate Beneficial Ownership:

CEIHL may be deemed to beneficially own 501,508,621  Class A Shares, which represents in the aggregate approximately 44.15% of the Class A Shares deemed outstanding, under Rule 13d-3 pursuant to the terms of the Loan Agreement described in Item 4 of this Schedule 13D, and has sole voting power and sole dispositive power with respect to such shares.

Pursuant to Rule 13d-3, the entire amount of the Convertible Loan (consisting of an aggregate principal amount of US$48 million which is convertible into an aggregate of 972,782,696 Class A Shares pursuant to the Loan Agreement following approval by the Issuer’s shareholders of an increase of 149,339,530 Class A Shares in the authorized share capital of the Issuer) was deemed to be converted for purposes of calculating the total amount of outstanding Class A Shares and percentages of the Class A Shares owned by the Reporting Person.  Consequently, all Class A

CUSIP No. 02322P101

Share amounts and percentages have been determined by assuming full conversion of the Convertible Loan into Class A Shares using information provided by the JPLs.

(b)                                 Power to Vote and Dispose of the Issuer Shares:

CEIHL has the sole power to vote and dispose of the shares of the Issuer.

(c)                                  Transactions Effected During the Past 60 Days:

CEIHL has not effected any transactions in the Class A Shares during the past 60 days, other than as described in this Schedule 13D.

(d)                                 Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)                                  Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 of this Schedule 13D is incorporate herein by reference

Item 7.                          Material to be Filed as Exhibits

Exhibit No.	Description
7.01	Second Amended and Restated Loan Agreement, effective as of May 13, 2014.*
7.02	Restructuring Agreement, dated May 5, 2014 (incorporated herein by reference to Exhibit 4.31 to Ambow Education Holding Ltd.’s 20-F filed with the Securities and Exchange Commission on July 8, 2014).

* Filed herewith.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2014

China Education Investment Holding Limited

By:	/s/ John R. Porter
Name: John R. Porter
Title: Director